Filed Pursuant To Rule 424(b)(5)
Registration No. 333-235639
Supplement No. 1 dated July 28, 2021
(To Prospectus Supplement dated December 20, 2019
And Prospectus dated December 20, 2019)

$750,000,000
EastGroup Properties, Inc.

Common Stock
This supplement supplements the prospectus supplement dated December 20, 2019 (the “Prospectus Supplement”), relating to the issuance and sale of shares of our common stock, par value $0.0001 per share, having an aggregate gross sales price of up to $750,000,000 (the “ATM Program”) from time to time through our sales agents, BNY Mellon Capital Markets, LLC, BofA Securities, Inc., BTIG, LLC, Jefferies LLC, Raymond James & Associates, Inc., Regions Securities LLC and Wells Fargo Securities, LLC, by means of ordinary brokers’ transactions on the New York Stock Exchange (the “NYSE”) at market prices, in negotiated transactions or by any other method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including block transactions or sales made to or through a market maker other than on an exchange, at prices related to prevailing market prices or at negotiated prices. This supplement shall be read in conjunction with the Prospectus Supplement and the accompanying prospectus. Except as set forth herein, the Prospectus Supplement remains unchanged.
This supplement is being filed to reflect our entry into a Sales Agency Financing Agreement with TD Securities (USA) LLC, dated July 28, 2021 (the “TD Securities Sales Agreement”) and our amendment on July 28, 2021 of the Sales Agency Financing Agreements, dated December 20, 2019, by and between us and each of BNY Mellon Capital Markets, LLC, BofA Securities, Inc., BTIG, LLC, Jefferies LLC, Raymond James & Associates, Inc., Regions Securities LLC and Wells Fargo Securities, LLC (each Sales Agency Financing Agreement, as amended by these amendments, the “Amended Existing Sales Agreements”), to include TD Securities (USA) LLC as a participating sales agent in the ATM Program. Accordingly, each reference to the term “Sales Agent” or “Sales Agents” in the Prospectus Supplement is hereby amended to include TD Securities (USA) LLC and each reference to the term “Sales Agreements” in the Prospectus Supplement is hereby amended to refer to the TD Securities Sales Agreement and the Amended Existing Sales Agreements. Pursuant to the TD Securities Sales Agreement and the Amended Existing Sales Agreements, we have also agreed to reimburse the Sales Agents for the reasonable documented out-of-pocket fees and expenses of the Sales Agents’ counsel related to the ATM Program in an amount not to exceed $25,000 per fiscal quarter, and the reference in the Prospectus Supplement to an amount not to exceed $15,000 per fiscal quarter shall be hereby amended to reflect such reimbursement in an amount not to exceed $25,000. In addition, as of the date of this supplement, the reference under the “Legal Matters” heading in the Prospectus Supplement to Alston & Bird LLP is hereby amended to refer instead to Clifford Chance US LLP.
Certain affiliates of BNY Mellon Capital Markets, LLC, BofA Securities, Inc., Raymond James & Associates, Inc., Regions Securities LLC, TD Securities (USA) LLC and Wells Fargo Securities, LLC, and are lenders under our $425 million unsecured revolving credit facility. To the extent that we use the net proceeds from this offering to repay amounts we have borrowed or may borrow or re-borrow in the future under our revolving credit facility, those lenders will receive their pro rata portion of any of the proceeds from this offering that we use to repay any such amounts.
As of the date of this supplement, we have sold approximately 1.4 million shares of our common stock under the existing Sale Agency Financing Agreements for gross proceeds of approximately $199.0 million, leaving approximately $551.0 million available to be offered by this supplement, the Prospectus Supplement and the accompanying prospectus. Our common stock trades on the NYSE under the symbol “EGP.” On July 27, 2021, the last reported sale price of our common stock on the NYSE was $176.11 per share.

Investment in our common stock involves risks. You should carefully read and consider the “Risk Factors” on page S-3 of the Prospectus Supplement and page 1 of the accompanying prospectus as well as the risk factors contained in the documents we file with the Securities and Exchange Commission, which are incorporated by reference into this supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BNY Mellon Capital Markets, LLC		BofA Securities		BTIG

Jefferies	Raymond James	Regions Securities LLC	TD Securities	Wells Fargo Securities

The date of this supplement is July 28, 2021.